VIRALYTICS LTD
ONCOLYTIC VIRUSES

RECEIVED
2009 MAY -1 A 11:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

[redacted]

09046023

22 April 2009

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Attention: Mr. Elliot Staffin

Re: ~~Viralytics~~ Limited
12g3-2(b) Information
File No. 82-34945

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and
- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9499 3200.

Bryan Dulhunty
Executive Chairman

VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

22 April 2009

ASX Announcement

Options Rights Issue – Shareholder & optionholder letters.

Viralytics Limited (ASX: VLA) today announced an Options Rights Issue. Attached are the following documents:

- a sample of the letter to be sent to eligible shareholders later this week;
- a sample of the letter sent yesterday to optionholders; and
- a sample of the letter to be sent to overseas shareholders later this week;

regarding the Company's Options Rights Issue.

Enquiries

Bryan Dulhunty
Managing Director
Viralytics Ltd
T: 02 9499 3200
M: 0433 217 876
E: bryan.dulhunty@viralytics.com

Further information regarding the Company is available on our website: www.viralytics.com

---

About Viralytics Ltd
Viralytics is listed on the Australian Securities Exchange (ASX code: VLA). Viralytics' ADR trades under VRACY on the OTC market in the USA. Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

VIRALYTICS LTD

ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

24 April 2009

Dear Shareholder

2009 Non-renounceable Options Rights Issue

Viralytics Limited (ASX: VLA) has announced a pro-rata non-renounceable rights issue of options in Viralytics Limited (Offer). Eligible Shareholders are being offered 1 option in Viralytics Ltd for every 1 share held at $0.01 per option (New Option) with an exercise price of $0.04.

It is intended that these options will be listed on the ASX and shareholders will be able to trade them.

This Offer will raise up to approximately $3 million for the issue of New Options. The Company may raise up to an additional $12.1 million upon exercise of the New Options prior to 5pm, 29 June 2010, although this cannot be guaranteed.

Potential changes to the Company's share capital under the Offer are set out in the table below.

Shares on issue at the date of this Prospectus	302,138,460
Existing Options on issue at the date of this Prospectus	18,570,000
Maximum number of New Options offered under this Prospectus	302,138,460
Total number of Shares if all New Options are allotted and exercised	604,276,920

Key Dates of the Offer

Announcement of New Options issue, application for official quotation and Lodgement of the Prospectus with ASIC and ASX	22 April 2009
Letter sent to shareholders outlining the Offer	by 24 April 2009
VLA shares quoted on an "EX RIGHTS" basis by the ASX	29 April 2009
Record Date for determining entitlements	7pm (AEST), 5 May 2009
Opening Date and dispatch of Prospectus and Entitlement and Acceptance Form to Eligible Shareholders	8 May 2009
Closing Date	5pm (AEST), 27 May 2009
Securities quoted on a deferred settlement basis	28 May 2009
Notification given to ASX of under subscriptions	1 June 2009
Dispatch of Holding Statements for New Options	2 June 2009

These dates are indicative only. Viralytics Ltd reserves the right, subject to the Corporations Act and Listing Rules, to vary the dates and times of the Issue, without prior notice, including closing the Issue before the scheduled Closing Date.

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

Copies of the Prospectus are available for review on ASX's website (www.asx.com.au), as well as on Viralytics Limited's website (www.viralytics.com).

Once the Options issued under the Prospectus are converted to shares, they will rank equally with the ordinary shares currently on issue, including in respect of dividends (if any).

Applications can only be made in accordance with the personalised entitlement and acceptance form which eligible shareholders will receive with the Prospectus. Fractional entitlements to options are rounded up to the nearest whole number of options. Your entitlement is shown in the personalised entitlement and acceptance form accompanying the Prospectus.

You may also apply for 'Top Up Options' as described in the Prospectus, however the Company cannot guarantee that all or any of the Top Up Options will be available. Instructions on how to apply for Top Up Options will be set out on your personalised entitlement and acceptance form.

The rights issue is non-renounceable and therefore rights may not be traded.

Your Board of Directors commends this Offer for your consideration and we thank you for your continued support of Viralytics.

Yours sincerely

Bryan Dulhunty
Managing Director
Viralytics Ltd

VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

22 April 2009

Dear Optionholder

2009 Non-renounceable Options Rights Issue – existing option holder participation

Viralytics Limited (ASX: VLA) lodged a Prospectus, for a non-renounceable rights issue (Offer) to raise approximately $3 million with ASIC and ASX Limited (ASX) on 22 April 2009. Under the Offer eligible shareholders will be offered one option in the Company (New Options) for every one fully paid ordinary share held on the record date, at an issue price of 1 cent each. The New Options expire on 29 June 2010 and have an exercise price of 4 cents each.

Copies of the Prospectus are available on ASX website (www.asx.com.au) as well as on the Company's website (www.viralytics.com).

Existing option holders may only participate in the rights issue if the existing options are exercised prior to the Record Date, being Tuesday, 5 May 2009. Please note that only vested options may be exercised.

Please note that it is not compulsory to exercise your vested options. If you do wish to exercise your vested options, you may do so by completing all of the steps required by the terms and conditions of those options, including payment of the relevant exercise price prior to the Record Date.

Please contact the Company should you wish to exercise your options:

Viralytics Limited
PO Box 1045, Pymble Business Centre
PYMBLE NSW 2073
Ph: 02 9499 3200
Fax: 02 9499 3300

Please consult your stockbroker, solicitor, accountant or other financial adviser if you are in any doubt as to how to deal with your options. If you have any questions regarding the Offer please call our Company Secretary, Sarah Prince on 02 8280 7497.

Yours sincerely

Bryan Dulhunty
Managing Director
Viralytics Ltd

VIRALYTICS LTD

ONCOLYTIC VIRUSES

A NEW HOPE FOR CANCER TREATMENT

24 April 2009

Dear Shareholder

2009 Non-renounceable Options Rights Issue

This letter is to notify you that on 22 April 2009, Viralytics Limited (ASX: VLA) lodged a Prospectus with ASIC and ASX Limited (ASX), for a pro-rata non-renounceable rights issue of options in Viralytics Limited (Offer).

Eligible Shareholders are being offered 1 option in Viralytics Limited for every 1 share held at $0.01 per option (New Option).

Unfortunately the Company has decided to limit the Offer to Eligible Shareholders being those with a registered address in Australia or New Zealand at 7pm on the Record Date (5 May 2009).

The Company's reasons for this decision include:

- the small number of shareholders with addresses outside these countries;
- the number and value of the shares they hold; and
- the cost of complying with the legal requirements and the requirements of the regulatory authorities in each of the countries concerned.

This Offer will raise up to approximately $3 million for the issue of New Options. The Company may raise up to an additional $12.1 million upon exercise of the New Options prior to 29 June 2010, although this cannot be guaranteed. Following the close of the Offer the Company will be able to place any shortfall. Although ineligible to participate in the Offer you may be eligible to participate in a placement of the shortfall (if any).

Copies of the Prospectus are available for review on ASX's website (www.asx.com.au), as well as on Viralytics Limited's website (www.viralytics.com).

Thank you again for your continued support of Viralytics Limited. I trust you understand the Company's position in this matter.

Yours sincerely

Bryan Dulhunty
Managing Director
Viralytics Ltd

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Viralytics Limited

ABN

ABN 12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Up to 302,138,460 New Options to shareholders under the Company's 2009 Options Rights Issue Prospectus.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercisable any time up to and including 5pm AEST on 29 June 2010 at $0.04 each.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The Options will form a new class for which quotation will be sought.
5	Issue price or consideration	$0.01 per New Option.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued subject to a Prospectus dated 22 April 2009 for a non renounceable issue of New Options to shareholders.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Expected to be 2 June 2009.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	302,138,460	Ordinary fully paid shares
		302,138,460	Listed Options

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	17,550,000 1,020,000	Unlisted Options Unlisted employee share scheme options.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Once exercised, the same policy will apply as for all existing quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	No.
12	Is the issue renounceable or non-renounceable?	Non-renounceable.
13	Ratio in which the +securities will be offered	1 option for every 1 share held.
14	+Class of +securities to which the offer relates	Options for fully paid shares to Shareholders.
15	+Record date to determine entitlements	5 May 2009.
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A.
17	Policy for deciding entitlements in relation to fractions	Fractional entitlements will be rounded up to the nearest whole share.
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Only eligible Shareholders with a registered address in Australia and New Zealand will be sent issue documents. Other Shareholders will not receive an entitlement.
19	Closing date for receipt of acceptances or renunciations	27 May 2009.

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A.
21	Amount of any underwriting fee or commission	N/A.
22	Names of any brokers to the issue	N/A.
23	Fee or commission payable to the broker to the issue	N/A.
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	The Company will pay a handling fee to ASX participating organisations of 1.0% on the value of all stamped Entitlement and Acceptance Forms, capped at $300 per Acceptance.
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A.
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	8 May 2009.
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	21 April 2009
28	Date rights trading will begin (if applicable)	N/A (non-renounceable).
29	Date rights trading will end (if applicable)	N/A (non-renounceable).
30	How do +security holders sell their entitlements *in full* through a broker?	N/A (non-renounceable).
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A (non-renounceable).

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A (non-renounceable)
33	+Despatch date	2 June 2009.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 22 April 2009.
(Managing Director)

Print name: Bryan Dulhunty

== == == == ==

RECEIVED

2009 MAY -1 A 11:20

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

VIRALYTICS LTD
ABN 12 010 657 351



PRO RATA NON-RENOUNCEABLE OPTIONS RIGHTS ISSUE

Prospectus

to raise up to approximately $3 million

providing the right to acquire 1 New Option(1) for 1 cent for each Share held

(1) Key terms of New Options - ASX quoted. Expiry Date 29 June 2010. Exercise Price 4 cents per New Option.

IMPORTANT NOTICE

This Prospectus is dated 22 April 2009. A copy of this Prospectus was lodged with ASIC on 22 April 2009. ASIC and ASX and their respective officers take no responsibility for the contents of this Prospectus. The Expiry Date of this Prospectus is the date which is 13 months after the date of this Prospectus. No New Options will be allotted or issued on the basis of this Prospectus later than the Expiry Date. Application will be made within 7 days from the date of this Prospectus for quotation of the New Options on ASX.

Section 727(3) of the *Corporations Act 2001 (Cth)* prohibits Viralytics Limited from accepting Applications for, or issuing or transferring, the New Options until the period of 7 days after the lodgment of this Prospectus has ended. ASIC may extend the period by notice in writing to Viralytics Limited. The period as extended must end no more than 14 days after lodgment of the Prospectus.

This Prospectus does not constitute an offer in any place where, or to any person to whom, it would not be lawful to make such an offer. The offer of New Options under this Prospectus is made in New Zealand subject to, and in accordance with the conditions of, the New Zealand *Securities Act (Overseas Companies) Exemption Notice 2002* (SR2002/299 Amendment SR2003/204). The distribution of this Prospectus in jurisdictions outside the Commonwealth of Australia or New Zealand may be restricted by law and persons who come into possession of it should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities law.

The fact that ASX may grant Official Quotation of the New Options is not to be taken in any way as an indication of the merits of the Company or the New Options.

In the event of exercise of the New Options, the Company will apply for Official Quotation of the Shares issued within three (3) Business Days of the date of allotment of the Shares.

The Company is admitted to the Official List of the ASX and its Shares are continuously quoted securities of the Company in the terms of section 713 of the Corporations Act.

This Prospectus provides information for Eligible Shareholders to decide if they wish to take up their Entitlement and should be read in its entirety. If, after reading this Prospectus, you have any questions about the Issue please contact your stockbroker, accountant or other professional adviser.

If you are entitled as a Shareholder to apply for New Options pursuant to the Offer, your personalised Entitlement and Acceptance Form accompanying this Prospectus shows the number of New Options for which you are entitled to apply.

Applications for New Options under the Offer may only be made by forwarding a complete personalised Entitlement and Acceptance Form to the Company, or by Direct Deposit in accordance with the directions on your Entitlement and Acceptance Form. As the Offer is non-renounceable, Shareholders do not have the right to sell their Entitlements. Shareholders have the opportunity to subscribe for all, part or none of their Entitlement to New Options under the Offer. Shareholders may also apply for additional, Top Up Options in excess of their Entitlement under the Offer. The allocation of Top Up Options will be made from Shortfall Options.

It is important that Shareholders intending to accept their Entitlement (or part thereof) take action as described in section 5.

Defined terms and abbreviations used in this Prospectus are explained in the Definitions section. All financial amounts shown in this Prospectus are expressed in Australian dollars unless otherwise stated.

THIS DOCUMENT IS IMPORTANT AND SHOULD BE READ IN ITS ENTIRETY. AN INVESTMENT IN VIRALYTICS LIMITED SHOULD BE CONSIDERED SPECULATIVE.

THE AIM OF THE PROSPECTUS

The aim of the Prospectus is to raise sufficient funds to allow the Company to complete the development work required to prepare for Phase II clinical trials. It is the Company's strategy to conduct these trials in both the USA and Australia.

Providing the New Options issued under this Prospectus are exercised, the funds the Company receives from the exercise of the New Options will enable it to complete a number of Phase II trials.

Funds are to be raised by offering all Shareholders on the Company's share register, as at 7pm (AEST), 5 May 2009 ('Record Date') the opportunity to acquire 1 New Option for every 1 Share they hold. The New Options will expire on 29th June 2010 ('Expiry Date') and give the owner of the New Option the right to acquire 1 Share in the Company for 4 cents at any time up to the Expiry Date.

The New Options will be quoted on the ASX and consequently will be able to be traded on market.

KEY DETAILS

New Option Issue Price	1 cent per Option
Exercise Price	4 cents per Option
Expiry Date	29 June 2010
Entitlement	1 Option for every 1 Share held
Maximum no. of New Options offered under this Prospectus	approx. 302,138,460
Amount to be raised (before Offer Costs)	approx. $3.0 million
Further amount which may be raised by 29 June 2010 if all New Options are exercised at the Exercise Price to acquire Shares	approx. $12.1 million

KEY DATES

Announcement of the Offer	22 April 2009
Ex Date – date from which Shares commence trading without the Entitlement to participate in the Offer	29 April 2009
Record Date – the date you need to be a registered holder of shares to be entitled to participate in this Offer	7pm AEST, 5 May 2009
Offer opens and Prospectus despatched	8 May 2009
Closing Date and latest time for payment in full for New Options	5pm AEST, 27 May 2009
Issue of New Options	2 June 2009

LETTER FROM THE MANAGING DIRECTOR

Dear Shareholder,

1 BACKGROUND

Viralytics is Australia's only listed Company working in the internationally recognised field of Virotherapy – the treatment of cancer with viruses that attack cancer cells. The potential of Virotherapy is now well recognised and your Company, Viralytics, is emerging as a world leader in the field.

Virotherapy holds the potential to provide a non invasive, non toxic therapy for cancer that may not only prolong survival of cancer sufferers but significantly improve their quality of life.

CAVATAK™ is our leading Virotherapy product. In general, it appears to preferentially target cancer cells over normal tissue, potentially in a less toxic manner than existing treatments such as Chemotherapy.

CAVATAK™ is a naturally occurring common cold virus that has shown potent anti-cancer activity in pre-clinical small animal cancer models and is now in Phase I human clinical trial evaluation.

The potential of the anti-cancer activity of CAVATAK™ is best demonstrated by the Company's small animal model studies displayed in the image below. In Figure 1 the coloured areas represent the widespread growth of human tumours following a single intravenous injection of saline. Importantly, the image in Figure 2 shows the elimination of both primary and metastatic breast cancer tumours in a mouse model following a single intravenous injection of CAVATAK™.



Figure 1



Figure 2

Whilst showing the potential of anti-cancer activity in small animal models, there is no guarantee that the safety or efficacy of the CAVATAK™ therapy will be demonstrated in future human trials.

The Company now requires funds to advance its clinical development program to enable human Phase II trials to be undertaken. The funds raised under this Offer are expected to enable Viralytics to complete its current Phase I clinical trials and position the Company to prepare for Phase II trials in both the USA and Australia.

In addition, if all the New Options were exercised prior to their Expiry Date (29 June 2010), we anticipate that the funds raised (up to $12 million) will significantly advance the Phase II trial program and the attractiveness of the Virotherapy program to pharmaceutical partners.

We believe the Company is well positioned to advance to Phase II clinical evaluation trials.

2 CLINICAL TRIALS

Three Phase I Trials currently ongoing. 17 patients treated to date. Encouraging results demonstrated.

Current trials

2.1 Direct injection (intratumoural) Melanoma trial

- This is a 9 patient trial. At the date of this Prospectus one patient remained to be recruited. This trial while designed to demonstrate safety of the product CAVATAK™ using two escalating doses has also displayed some level of stabilisation in injected tumours of some patients.

2.2 Direct injection (intratumoural) Head and Neck trial

- This is also a 9 patient trial that has recently commenced. At the date of this Prospectus one patient had been administered CAVATAK™. This trial is primarily designed to demonstrate safety of the product CAVATAK™ delivered as single or multiple injections and at higher dosage levels than previously used in the Company's current Phase I trials. It is expected that recruitment will be completed within the next 12 months.

2.3 Intravenous infusion Breast cancer, Prostate cancer and Melanoma

- Intravenous infusion of CAVATAK™ (Prostate cancer, Breast cancer and Melanoma trial). This also is a 9 patient Phase I. To date, 3 patients have been infused with CAVATAK™.

Completed Phase I Trials and other human testing

2.4 Phase I direct injection (intratumoural) Melanoma, three patient trial

- This trial was a "first in man" CAVATAK™ human administration trial to demonstrate tolerance of product. Some stabilisation of treated lesions was observed.

2.5 Compassionate use trial

- Compassionate use 2 patient study. First CAVATAK™ administration to humans. Some transient tumour reductions were observed.

3 PRODUCT AND CLINICAL TRIAL DEVELOPMENT

- The Company has held discussions with the United States Food and Drug Administration ('FDA') in relation to preparation of filing a New Drug Application ('IND Application') in the USA.

- Product development contract signed with an international specialist oncolytic virus manufacturer to produce CAVATAK™ to an internationally recognised standard ('cGMP') for use in Phase II trials.

4 RESEARCH

- Access to significant infrastructure and research facilities through a contract with the University of Newcastle who under Professor Darren Shafren, were the original inventors of the technology.

- Internationally recognised research as demonstrated by presentations at international conferences and publications in peer review journals.

- Viralytics has a Scientific Advisory Board of highly regarded experts in the field of Virotherapy and cancer treatment.

5 INTELLECTUAL PROPERTY

- Patents secured on core CAVATAK™ technology in USA, Europe, Australia and other countries. Patent applications pending in other countries.
- Patents secured on second oncolytic virus EVATAK™ technology in USA. Patent applications pending in other countries.

6 COMMERCIAL STRENGTH

- Strong Independent Board with two US-based independent biotechnology non-executive directors (Paul Hopper, Chairman and Peter Molloy non executive director), Australian based clinical trials authority Dr Phillip Altman (non executive director) and the Managing Director, Bryan Dulhunty who has a background in finance and biotechnology, ensuring there is a clear commercial focus at all times.
- Appointing a UK-based Business Development Manager to present the Company to future potential commercial partners.
- Professor Shafren, the inventor of the technology is the Company's Chief Scientific Officer.
- Small core team of specialists, accessing a wide range of worldwide industry consultants.

The Company aims to raise $3 million under the proposed options rights issue (the Offer), which will enable the Company to build on these achievements and advance the Company's clinical development program.

If however, $3 million is not raised the Directors have set a minimum raising under the Offer of $1 million. This amount will allow the Company to complete two of its current Phase I clinical trials and continue to make progress towards more advanced trials.

Under the Offer, Eligible Shareholders as at the Record Date are invited to subscribe for 1 New Option at 1 cent for every 1 Share they hold. The terms and conditions of the New Options are set out in section 6.1 of this Prospectus. This Offer has been made on a pro-rata bases to all Shareholders to allow them to participate equally at what are recent historically low share prices.

This Prospectus contains more detailed information about Viralytics' operations, financial position and future plans. It also outlines potential risks associated with this investment. We encourage you to read this document carefully before making your investment decision.

We believe our strategic pathway to commercialisation is realistic and achievable. Your Board is enthusiastic about the future of Viralytics and we commend the Offer for your consideration.

The Directors thank Shareholders for their strong show of support in the past and like you, we look forward to the continued progress and success of Viralytics during 2009.

Bryan Dulhunty
Managing Director

TABLE OF CONTENTS

1 OFFER SUMMARY

This summary is not intended to provide full details of the investment opportunity. Shareholders should read this Prospectus in full to make a fully informed investment decision. Details of recent announcements are set out at section 8 of this Prospectus.

1.1 Overview of the Offer

The following should be read subject to the more detailed information in this Prospectus. In particular, some of the key risk factors of an investment in Viralytics Limited are detailed in section 4. In summary the Offer:

- Is an opportunity to acquire New Options in Viralytics Limited at 1 cent.
- Proceeds from the Offer will be used primarily to fund the ongoing clinical evaluation of the Company's lead product CAVATAK™, which is currently in various Phase I trials around Australia.
- No brokerage or stamp duty will be payable on the issue of the New Options.
- Eligible Shareholders may apply for Top Up Options in excess of their Entitlement.

1.2 Effect on capital structure:

Issue Price per New Option	1 cent
Exercise Price	4 cents
Expiry Date	29 June 2010
Shares on issue at the date of this Prospectus	302,138,460
Existing Options on issue at the date of this Prospectus	18,570,000
Maximum number of New Options offered under this Prospectus	302,138,460
Total number of Shares if all New Options are allotted and exercised	604,276,920
Amount to be raised under the Offer (before Offer Costs)	$3 million
Market capitalisation of Shares prior to Offer	$10.6 million
Further amount which may be raised by 29 June 2010 if all New Options are exercised at the Exercise Price to acquire Shares	approx. $12.1 million

1.3 Important dates:

Announcement of New Options issue	22 April 2009
Application for Official Quotation (Appendix 3B)	22 April 2009
Lodgment of Prospectus with ASIC and ASX	22 April 2009
Notice sent to security holders	by 24 April 2009
Shares quoted on an "EX RIGHTS" basis by the ASX	29 April 2009
Record Date for determining entitlements	7pm (AEST), 5 May 2009
Dispatch of Prospectus	8 May 2009
Opening Date	8 May 2009
Closing Date	5pm (AEST), 27 May 2009
Securities quoted on a deferred settlement basis	28 May 2009
Notification given to ASX of under subscriptions	1 June 2009
Dispatch of Holding Statements for New Options	2 June 2009

These dates are indicative only. Viralytics Limited reserves the right, subject to the Corporations Act and Listing Rules, to vary the dates and times of the Issue, without prior notice, including closing the Issue before the scheduled Closing Date.

The offer of New Options, under the Offer are restricted to Eligible Shareholders of the Company who are registered as Shareholders at the Record Date. The number of New Options to which Shareholders are entitled is shown on the accompanying Entitlement and Acceptance Form.

Applications for New Options under the Offer can only be made by completing the Entitlement and Acceptance Form in full, in accordance with the instructions on it, and returning it to the Company as directed.

The Offer is scheduled to close at 5pm AEST on 27 May 2009. Entitlement and Acceptance Forms must be received by that time by the Company, together with a cheque or bank draft in Australian currency drawn on an Australian branch of a financial institution for the amount of the Application. Alternatively, Applicants can pay by Direct Deposit to the Company's bank account on or before this time.

Subject to the Listing Rules, the Directors reserve the right to issue Shortfall Options at their discretion.

1.4 Description of the Offer

The Company is offering approximately 302,138,460 New Options to Eligible Shareholders of the Company who are registered Shareholders at the Record Date.

The New Options are being offered on the basis of 1 New Option for every 1 Share held at the Record Date at an Issue Price of 1 cent per New Option. The offer of New Options under this Prospectus is restricted to Eligible Shareholders of the Company who are registered as at the Record Date.

The number of New Options to which you are entitled as an Eligible Shareholder is shown on the accompanying Entitlement and Acceptance Form.

By example, if an Eligible Shareholder owns 1,000 Shares, the Eligible Shareholder will be entitled to apply for 1,000 New Options under this Offer.

For rounding purposes, holdings in the same name are aggregated for the calculation of Entitlements. Viralytics reserves the right to aggregate holdings where it believes holdings have been split in order to take advantage of this rounding. Viralytics also reserves the right to aggregate holdings held by associated Shareholders for the purpose of calculating Entitlements.

Any New Options which are not applied for by Eligible Shareholders by the Closing Date will become Shortfall Options. In accordance with Listing Rule 7.2 Exception 3 (but subject to section 723 of the Corporations Act), the Directors reserve the right to issue Shortfall Options at their discretion within 3 months of the Closing Date at a price of 1 cent per Shortfall Option, as set out in section 1.9.

Up to $3 million will be raised under the Offer (before Offer Costs).

1.5 Closing Date

The Prospectus, accompanied by the Entitlement and Acceptance Forms, will be despatched by no later than 8 May 2009.

The Offer will close at 5pm AEST on 27 May 2009, subject to the right of Directors to extend the Closing Date.

As the Offer is non-renounceable, Eligible Shareholders do not have the right to sell their Entitlements. Eligible Shareholders have the opportunity to subscribe for all, part or none of their

Entitlement to New Options. In addition, Eligible Shareholders may apply for Top Up Options under the Offer pursuant to section 1.6.

To the extent that any part or all of an Entitlement is not taken up, it will lapse on the Closing Date.

Eligible Shareholders should be aware that their Entitlement may have value. If you decide not to accept all or part of your Entitlement, your Entitlement will lapse. It is therefore important that you take action if you wish to accept your Entitlement in accordance with the instructions on the accompanying Entitlement and Acceptance Form. Action required by Eligible Shareholders is set out in section 5.

1.6 Application for Top Up Options beyond your Entitlement

New Options not taken up or traded by Eligible Shareholders pursuant to their Entitlement will comprise the Top Up Options. Eligible Shareholders may, in addition to their Entitlement, apply for any number of Top Up Options, regardless of the size of their present holding.

By example, if an Eligible Shareholder owns 3,000 Shares, the Shareholder will be entitled to apply for 3,000 New Options under the Offer and may also apply for Top Up Options. While there is no limitation on any Shareholder applying for Top Up Options, in the case of Applications exceeding the total number of New Options available, the Directors may scale back Top Up applications in their discretion. In doing so, the Directors may exercise their discretion to permit smaller Eligible Shareholders to increase their holding as a priority.

It is possible that there will be few or no Top Up Options available for issue. It is an express term that Eligible Shareholders applying for Top Up Options are bound to accept a lesser number of Top Up Options allotted to them than applied for and Applicants shall be bound to accept a refund of Application Monies in respect of the number of Top Up Options that may have been applied for, but not allotted.

No interest will be paid on any Application Monies refunded to Applicants in these circumstances.

1.7 What will happen if I accept my full Entitlement?

If you take up your full Entitlement, your shareholding in Viralytics will not be diluted by the issue of New Options under the Offer.

1.8 What will happen if I do not accept my full Entitlement?

If you do not take up your full Entitlement under the Offer to the extent holders of New Options exercise the New Options to acquire Shares, then your shareholding in Viralytics will be diluted as will your corresponding rights to future earnings and net assets of Viralytics.

As the Offer is non-renounceable, if you decide to not take up all of your Entitlement, it will lapse on the Closing Date to the extent that it is not taken up.

The Company will deal with any New Options not accepted.

1.9 Placement of Shortfall Options

As the Offer is non-renounceable, if you decide to not take up all of your Entitlement, it will lapse on the Closing Date to the extent that it is not taken up. If Entitlements lapse, these shall comprise the pool of Top Up Options. If Applications for the Top Up Options do not utilise the available pool, the Company will place these Shortfall Options.

Subject to the Minimum Subscription being raised in accordance with section 723(2) of the Corporations Act, the Directors reserve their right to place any shortfall at their discretion within 3 months of the Closing Date, in accordance with ASX Listing Rule 7.2.

No party will acquire a relevant interest in voting Shares exceeding 20% as a result of the Offer or placement of any shortfall.

1.10 Underwriting

The Offer is not underwritten.

1.11 Existing option holders

In order to take part in the Offer, existing Viralytics option holders must exercise their Existing Options before the Record Date. There are 18,570,000 Existing Options currently on issue.

1.12 Brokerage and stamp duty

No brokerage or stamp duty is payable by Applicants in relation to the Offer. However, you may have to pay brokerage on any subsequent trading of your New Options on ASX after they have been quoted on ASX.

1.13 Handling fees

The Company will pay a handling fee to ASX participating organisations of 1.0% on the value of all stamped Entitlement and Acceptance Forms, capped at $300 per Applicant. All relevant fees will be paid by the Company.

1.14 Shareholders outside Australia or New Zealand

The Company will only extend the Offer to Eligible Shareholders with registered addresses in Australia or New Zealand. The Company considers it would be unreasonable to extend the Offer to Shareholders with registered addresses in other jurisdictions having regard to the small number of such Shareholders, the small number and value of securities that would be offered in such jurisdictions and the costs of complying with legal and regulatory requirements in those jurisdictions.

This Prospectus does not constitute an offer in any place in which, or to any person to whom, it would not be lawful to make such an offer.

1.15 Terms of New Options and ranking of Shares

The New Options are subject to the terms and conditions described in this Prospectus. Shares acquired upon the exercise of New Options will be fully paid and rank equally with Shares already issued and held in Viralytics.

1.16 Allotment and Application Money on trust

New Options are expected to be issued and holding statements will be dispatched, (subject to any timetable changes), no later than 2 June 2009 to allottees at the address appearing in the Register or such other address as may be advised by the allottee. All Application Monies received before the New Options are issued will be held by Viralytics on trust in an account established solely for the purpose of depositing Application Monies received. They are held subject also to the Minimum Subscription as described in section 1.21. The Company will be entitled to all interest paid or accrued on Application Monies. After the New Options are issued to successful Applicants, the Application Monies held on trust will be payable to Viralytics.

1.17 Stock Exchange Quotation

Application for official quotation of the New Options by ASX will be made by the Company within seven (7) days of the date of this Prospectus. Application for official quotation of Shares allotted and issued as a result of the exercise of New Options issued under this Prospectus will be made within three (3) Business Days of issue. The fact that the ASX may grant official quotation of the New Options pursuant to this Prospectus is not to be taken in any way as an indication of the merits of the Company and the New Options.

If the New Options are not admitted to official quotation within three (3) months after the date of this Prospectus, or such longer period as is permitted by the Corporations Act, none of the New Options offered by this Prospectus will be granted.

In that circumstance, all applications will be dealt with in accordance with section 724 of the Corporations Act.

1.18 CHESS

The Company will apply to have the New Options issued under this Prospectus admitted to participate in CHESS in accordance with the Listing Rules and the ASTC Settlement Rules. Under CHESS, Eligible Shareholders will not receive a certificate but will receive a holding statement for New Options.

1.19 Market price of Viralytics' Shares on ASX

The Company is a disclosing entity for the purposes of the Corporations Act and its Shares are enhanced disclosure securities quoted on ASX. The highest and lowest closing sale prices for Shares on ASX during the 3 months immediately preceding the date of this Prospectus, and the respective dates of those sales, were 4.6 cents per Share on 20 January 2009 and 3.4 cents per Share on 26 March 2009. The closing price for Shares on ASX on 20 April 2009 , was 3.9 cents per Share.

1.20 Annual Report and quarterly cash flow report

A summary of the strategic focus, major activities and financial information relating to the Company is contained in the Annual Report. A full copy of the Annual Report has been lodged with ASIC.

The Company's quarterly Appendix 4C report for the quarter ended 31 December 2008 was lodged with ASX on 30 January 2009. The half-yearly report, in conjunction with the Appendix 4D, was lodged with ASX on 20 February 2009.

Any person who wishes to obtain a copy of the Annual Report may request a copy from the Company. The Company will provide a copy of the Annual Report free of charge to anyone who asks for it during the term of this Prospectus.

1.21 Minimum Subscription

Pursuant to section 723(2) of the Corporations Act, the Minimum Subscription for the Offer is $1 million.

1.22 Summary only

This summary is not intended to provide full details of the investment opportunity. Shareholders should read this Prospectus in full to make a fully informed investment decision.

The Directors do not consider it appropriate to give Shareholders advice regarding the taxation consequences of the Offer under this Prospectus. Neither the Company nor any of its officers accepts any liability or responsibility arising from this Offer. Shareholders should therefore consult their own tax adviser in connection with the taxation implications of the Offer.

1.23 Enquiries

If you require advice as to whether to accept your Entitlement, you should seek professional advice from your legal, investment or other adviser.

2 OVERVIEW OF VIRALYTICS LTD

2.1 Background

Viralytics is developing new cancer therapies using oncolytic viruses to safely and effectively treat melanoma, breast cancer, prostate cancer and other cancers. The Company's lead product CAVATAK™ has demonstrated potent oncolytic effects in animal models and has shown indications that at low doses it is well tolerated by patients in Phase 1 clinical trials.

The Company's lead product CAVATAK™ is the trade mark name for the Coxsackievirus A21 (CVA21). The preliminary human data supports indications of some anti-cancer activity of CAVATAK™ previously displayed in animal models. If the Company is able to demonstrate the potential of CAVATAK™ in human clinical trials, its potential low toxicity may make it a leading product in cancer treatment.

2.2 How it works

Viralytics has identified benign viruses that, in general, appear to preferentially target cancer cells over normal tissue. Researchers have found that certain viruses have the capacity to preferentially target, infect and destroy cancer cells compared to normal healthy cells.

The Company's targeted therapy may offer a powerful technique for fighting cancer, particularly in disease where tumours have started to metastasize. The Company's naturally occurring viruses demonstrate indications of anti-cancer activity without toxic chemotherapy or invasive surgery, thereby potentially improving quality of life for patients.

The first of the three clinical trials currently underway involves direct injection of CAVATAK™ into melanoma tumours. The study is designed to progressively increase dosing across three groups of patients. The first two groups of patients have completed dosing and the third group is being recruited. The second clinical trial is an intravenous administration of CAVATAK™ to patients with late-stage melanoma, breast and prostate cancer. Intravenous delivery may allow CAVATAK™ to travel through the body to attack both primary and remote tumours. This trial also progressively increases dosing, monitoring patients for their tolerance to CAVATAK™. The second group has commenced multiple intravenous dosing. The third Phase I clinical trial is an intratumoral dose escalation study in patients with refractory head and neck cancer.

CAVATAK™ advantages versus conventional cancer therapies

Preclinical animal testing and current clinical data suggests that CAVATAK™ may be an effective cancer therapy. In theory CAVATAK™ is suggested to preferentially target/infect cancerous cells and may remain in the body, continuing to replicate, until all targeted cancer cells are destroyed. The self proliferating characteristic of CAVATAK™ may eliminate the need for extensive re-dosing. In addition, CAVATAK™ may demonstrate synergistic effects when used in combination with chemotherapy and other anti-cancer drugs.

International recognition of Viralytics technology

Research by the Company's Chief Scientific Officer Professor Darren Shafren and his colleagues on the potent oncolytic effects of CAVATAK™ has been published in Clinical Cancer Research, Journal of Virology, International Journal of Cancer, British Journal of Haematology, Journal of Oncology and other leading, peer reviewed journals.

In addition to current trials, Viralytics is expanding the range of cancers for potential clinical evaluation to include multiple myeloma, ovarian, brain, colorectal/gastric and head/neck cancers. CAVATAK™ has been awarded orphan drug status by the FDA for the treatment of late-stage melanoma.

2.3 Clinical trials

The Company's focus has been the development of its Solid Tumour clinical trial program. This includes both its current Phase I and its future Phase II trial programs.

During last year the Company continued to recruit patients into its existing two Phase I clinical cancer trials as well as initiating a third Phase I clinical trial (Head and Neck cancer) with ethics approval for this trial being granted on the 9th of December 2008 and the trial commencing recruitment and dosing in February this year.

Viralytics' direct injection (intratumoural) melanoma study only has 1 patient to recruit before the study is completed. Preliminarily results (released to the market in March 2008) have been encouraging.

The Company's new Phase I Head and Neck cancer study, which was approved by the ethics committee in December 2008, had its first patient treated with CAVATAK™ on the 10th February 2009. This study is a dosage escalation study (i.e. the dosage is fixed but given either once, three or six times over a 2 week interval).

Viralytics' intravenous trial in melanoma, breast and prostate has recently been amended to allow the trial to progress to 100 fold higher dosing levels of CAVATAK™. Due to the tolerance profile developed during the melanoma direct injection trial as well as data from the IV trial itself it has been decided to proceed to high dosing levels and eliminate the lower dosing levels of the trial. Dosing levels will be extended to higher dosing than was initially envisaged in this trial. The revised protocol for this trial has recently been approved by the study ethics committee.

The Company has previously announced that the preliminary data from the current trials of CAVATAK™ has been encouraging. Preliminary clinical data indicates some reduction in the injected tumour volume and the generation of possible anti-tumour immune responses in some late stage melanoma patients. On completion of these trials the Company will have accumulated a meaningful patient data profile on the action of CAVATAK™ on human Solid Tumours.

As a result of these promising results, the Company began preparations for its next stage of clinical trials - Phase II efficacy study trials. Due to the world wide regulatory environment there are long lead times in establishing properly designed Phase II trials that provide the necessary data information required by major licensing partners. To address these issues the Company has been developing the necessary technical knowledge the Company requires to support Phase II efficacy trials.

To undertake Phase II trials, CAVATAK™ must be produced under cGMP conditions. To achieve this end, a US based specialised virus manufacturer was appointed. The Company is undertaking the technical knowledge transfer process as well as optimisation studies to ensure CAVATAK™ is produced with a high yield production process.

To facilitate more advanced clinical trials, the Company has commenced discussions with the FDA. These discussions are intended to ensure the Company is undertaking appropriate and has sufficient pre-clinical work to enable a trial to be carried out in the US as the US pharmaceutical market is the world's largest by value and represents a significant opportunity for anti-cancer products.

2.4 US cancer market[1]

Each year, more than 12.5 million new cases of cancer are diagnosed worldwide. In the U.S. more than 1.4 million new cancer cases are diagnosed annually. Breast cancer and prostate cancer are the most common cancers diagnosed in the U.S., with each accounting for approximately 25% of new cases each year. Current treatments for cancer, which include drugs, chemotherapy, radiation and surgery, are expensive and are contributing to rising healthcare costs. Sales of many cancer drugs exceed US$1.0 billion annually. Doctors and patients are being forced to consider costs in making treatment decisions. There is an urgent need for affordable cancer therapies that are safe, efficacious, and extend patient survival rates while ensuring a good quality of life.

[1] Springer, Lisa. Viralytics Limited (ASX: VLA), Viriathus Report (Healthcare – Biotechnology), 19 November 2008

Melanoma

Approximately one million new cases of skin cancer are diagnosed in the U.S. each year. Melanoma is a particularly aggressive form of skin cancer which is unfortunately increasing in incidence. It occurs in the same skin cells that give rise to moles. Melanoma is not only the most aggressive skin cancer but also the most aggressive of any type of cancer. Due to higher ultraviolet light exposure rates, melanoma rates are four times higher in Australia and New Zealand than in Europe and North America.

Research from the U.S. National Cancer Institute estimates 62,480 new cases of melanoma will be diagnosed in the U.S. in 2008 and 8,420 melanoma related deaths with occur. One in 55 Americans will be diagnosed with melanoma during their lifetime. When detected early, melanoma can be treated successfully by surgically removing the infected skin. Unfortunately, once melanoma has spread beyond the original site, it becomes very difficult to treat. As a result, the need is critical for new, improved melanoma treatments.

Breast cancer

Breast cancer is one of the common forms of cancer in women. National Cancer Institute statistics indicate that 182,460 American women will be diagnosed with breast cancer in 2008 and that 40,480 women will die from the disease. One in eight U.S. women will be diagnosed with breast cancer during their lifetime. It is also the most prevalent cancer among women worldwide, with more than one million cases diagnosed annually.

Prostate cancer

Prostate cancer is a very common cancer in males. The National Cancer Institute estimated that 186,320 new cases of prostate cancer would be diagnosed in the U.S. in 2008 and 28,660 men would die from the disease. Statistics indicate that nearly 16% of American men will be diagnosed with prostate cancer during their lifetime. If caught early, prostate cancer is highly treatable. Five year survival rates for American men treated for prostate cancer exceed 90%.

Head and neck cancer

Cancers of the head and neck, which include cancers of the buccal cavity, head and neck subset, larynx, pharynx, thyroid, salivary glands and nose/nasal passages, account for about 6% of all malignancies in the U.S. Approximately 45,000 new cases of head and neck cancer are diagnosed each year. If caught early, the prognosis is excellent. However, about half of all cases of head and neck cancer are not identified until the disease is at an advanced stage.

2.5 Company operations and ongoing strategy

During 2008/9, Viralytics advanced its clinical program through three Phase I trials and expanded preclinical investigations into a range of cancers addressed by its technology to include multiple myeloma, ovarian, brain, colorectal/gastric and head and neck cancers. The Company has secured U.S. and European patents protecting its technology, has additional patent applications pending. The Company has been granted FDA orphan drug status for CAVATAK™ as a treatment for late-stage melanoma. Orphan drug status may result in expedited FDA review, accelerated time to market and market exclusivity for CAVATAK™ for a seven-year period. In addition, the Company received a patent by the U.S. patent office on its EVATAK™ technology. (ECHO virus which works in a similar mechanism to CAVATAK™). EVATAK™ targets cancer cells with a different surface molecule than CAVATAK™ and may thus offer an alternative strategy and potential treatment for different cancer types. Initial EVATAK™ research has focused on ovarian cancer, gastric and prostate cancer models.

In preparation for Phase II CAVATAK™ trials, the Company intends to review its toxicology results with the FDA and seek their input for the design of upcoming studies. The Company has also commissioned a U.S. specialist manufacturer to commence design and scale-up of CAVATAK™ production at their GMP facility.

2.6 Intellectual property

Viralytics has strengthened its intellectual property position by acquiring intellectual assets previously held through a license. The Company has also been awarded U.S. patents covering its Coxsackieviruses (CVA 13, 15, 18 and 21) including CAVATAK™, for all ICAM-1 positive cancers in April 2008 and was granted a European patent in October covering all Coxsackieviruses, for all ICAM-1 positive cancers. In addition patents have previously been granted in other countries such as Australia.

Furthermore, the Company received a patent by the U.S. patent office covering all Echoviruses used for the treatment of all cancers bearing expression for the integrin $\alpha_2\beta_1$, including the core EVATAK™ (EVI) technology. Patents covering the Echovirus intellectual property have previously been granted in Singapore and South Africa.

2.7 Investments

CBio Ltd (CBio)

Viralytics owns 1.2 million shares in CBio. CBio is developing the product CPN10 for the potential treatment of a range of inflammatory diseases. CBio is a public non-listed company. For further information please refer to the CBio website www.cbio.com.au.

InJet Digital Aerosols Limited (IDAL)

Viralytics owns 45.3% of the outstanding capital of IDAL. IDAL is a public non-listed company. It has a patent portfolio which is licensed to Canon Inc for the purposes of commercialisation of this technology. For further information please refer to the IDAL website www.injet.com.au.

3 PURPOSE AND EFFECT OF THE OFFER

3.1 Purpose of the Offer

The purpose of the Offer is to fund the ongoing clinical evaluation of the Company's lead product CAVATAK™, which is currently in three Phase I trials around Australia. Approximately $3 million is being raised to cover expenditure over the period to June 2010.

If all the New Options under the Offer are applied for and then subsequently exercised at the Exercise Price an additional $12.1 million will be raised (**Additional Funding**). The ability of the Company to raise additional capital through the exercise of the New Options is dependent on the Company's share price prior to the Expiry Date of the New Options.

Each holder of New Options can elect to exercise the New Options anytime before the Expiry Date and their election will be determined based upon factors including their personal and financial circumstances. The Additional Funding will be used to further progress trials in CAVATAK™.

3.2 Use of proceeds

A minimum raising under the Offer of $1 million has been set to enable the Company to fund the ongoing clinical evaluation of the Company's lead product CAVATAK™, which is currently in three Phase I trials around Australia. If all of the New Options are exercised the monies received will be used to further progress trials in CAVATAK™.

Viralytics Limited's cash and receivables as at the date of this Prospectus are approximately $673,000. The Company has no interest bearing debt or borrowings.

Further details in relation to Viralytics' cash position are contained in the Appendix 4C Quarterly Report to the period ended 31 December 2008 and announced to ASX on 30 January 2009. Viralytics' total cash at the end of the quarter to 31 December 2008 was $1,684,000.

The following table illustrates two capital raising scenarios under the Offer:

- a raising of $1 million (the Minimum Subscription amount under this Prospectus); and
- a raising of $3 million (being the maximum which may be raised under this Prospectus if all New Options are subscribed for),

together with the intended application of funds in each scenario (which are detailed further below the table).

	$3 million fully subscribed offer	**$1 million Minimum Subscription**
▪ Clinical trials and research program	$1.3 million	$0.35 million
▪ Phase II pre- clinical work	$0.4 million	-
▪ Intellectual Property costs	$0.1 million	$0.10 million
▪ Staff and consultants	$0.8 million	$0.25 million
▪ Corporate Overheads	$0.3 million	$0.25 million
▪ Costs of the Offer	$0.1 million	$0.05 million
Total:	**$3.0 million**	**$1.00 million**

The actual use of funds may vary subject to the circumstances of the Company, progress of trials, any collaborative opportunities, as well as review of strategic objectives during the period.

The Company may also receive Additional Funding upon the exercise of any New Options to acquire Shares. There is no guarantee that the New Options will be exercised prior to their expiry at 5.00pm on 29 June 2010, or the time which the New Options may be exercised throughout this period. Any funds received upon exercise of the New Options will also be applied to funding continued development and clinical trials of CAVATAK™.

In addition to the funds raised under the Offer, Viralytics potentially has access to a range of sources to meet its anticipated expenditure, including existing cash at bank and equity funding options available to it as an ASX listed entity.

The Company anticipates that in the absence of the Additional Funding under exercise of the New Options, or any additional capital raising:

- in the case of the $1 million raising scenario, it will have sufficient cash to fund its operations until at least June 2010;
- in the case of the $3 million raising scenario, it will have sufficient cash to fund its operations until at least June 2010,

together with the intended application of funds in each scenario (as described in Section 3.2 above).

3.3 Principal effects

The principal effects on the Company of a fully subscribed Offer will be to:

- place the Company in a favourable financial position as outlined in section 3.4 below;
- increase the Company's options on issue by up to approximately 302,138,460 New Options;
- subsequently increase the Company's issued Shares from 302,138,460 to up to approximately 604,276,920, assuming all New Options are allotted and exercised.

The exact number of New Options may be subject to rounding, as well as adjustment for events occurring prior to the Record Date. There are currently 18,570,000 Existing Options issued to Directors, members of senior management, certain research scientists and employees, pursuant to an employee share option plan or by way of direct issue in Viralytics. It is unlikely that any of these options will be exercised prior to the Record Date of this Prospectus as the minimum exercise price of options that have vested is 12 cents.

3.4 Effect on the Company's financial position

Set out below is the audited Balance Sheet of Viralytics as at 30 June 2008, reviewed Balance Sheet for 31 December 2008 and a pro-forma Balance Sheet based on 31 December 2008 and containing adjustments for the impact of proceeds from the Offer on cash assets and contributed capital after estimated Offer Costs.

The detailed transactions and adjustments are outlined below.

The Balance Sheet (and Pro Forma adjustments) on the following page illustrates the two capital raising scenarios under the Offer being:

- a raising of $1 million (the Minimum Subscription amount under this Prospectus); and
- a raising of $3 million (being the maximum which may be raised under this Prospectus if all New Options are subscribed for).

In particular, the starting cash position for the 31 December 2008 reviewed accounts of $1.7 million is higher than the Company's actual cash position as at the date of this Prospectus of approximately $673,000. The reduction in cash reflects cash expenditure on the Company's operations since December 31 2008 and is not included in the proforma accounts set out below.

**VIRALYTICS LIMITED
CONSOLIDATED ACTUAL AND PRO FORMA
BALANCE SHEETS**

	30 June 2008 audited $	31 December 2008 reviewed $	Material Trans-actions ($3 million) fully subscribed	Pro Forma unaudited Fully subscribed based on 31 December 2008 $ (1)	Material Trans-actions ($1 million Minimum Subscription	Pro Forma unaudited Minimum Subscription based on 31 December 2008 $ (2)
ASSETS						
Current Assets						
Cash and cash equivalents	2,847,258	1,683,808	3,000,000	4,683,808	1,000,000	2,683,808
Trade and other receivables	131,995	140,583	-	140,583	-	140,583
Total Current Assets	2,979,253	1,824,391	3,000,000	4,824,391	1,000,000	2,824,391
Non-Current Assets						
Plant and equipment	313,118	243,347	-	243,347	-	243,347
Financial Assets	1,200,000	1,200,000	-	1,200,000	-	1,200,000
Investments accounted for using the equity method	-	-	-	-	-	-
Intangible assets	4,667,174	4,565,352	-	4,565,352	-	4,565,352
Security Deposit	16,500	16,500	-	16,500	-	16,500
Total Non-Current Assets	6,196,792	6,025,199	-	6,025,199	-	6,025,199
TOTAL ASSETS	9,176,045	7,849,590	3,000,000	10,849,590	1,000,000	8,849,590

VIRALYTICS LIMITED
CONSOLIDATED ACTUAL AND PRO FORMA
BALANCE SHEETS

	30 June 2008 audited $	31 December 2008 reviewed $	Material Trans-actions ($3 million) fully subscribed	Pro Forma unaudited Fully subscribed based on 31 December 2008 $	Material Trans-actions ($1 million) Minimum Subscrip tion	Pro Forma unaudited Minimum Subscription based on 31 December 2008 $
LIABILITIES						
Current Liabilities						
Trade and other payables	481,595	628,794	150,000	778,794	50,000	678,794
Total Current Liabilities	481,595	628,794	150,000	778,794	50,000	678,794
TOTAL LIABILITIES	481,595	628,795	150,000	778,794	50,000	678,794
NET ASSETS	8,694,450	7,220,796	2,850,000	10,070,796	950,000	8,170,796
EQUITY						
Issued capital	42,997,901	43,666,001	2,850,000	46,516,001	950,000	44,616,0011
Reserves	1,104,000	1,117,563	-	1,117,563	-	1,117,563
Accumulated losses	(35,407,451)	(37,562,768)	-	(37,562,768)	-	(37,562,768)
TOTAL EQUITY	8,694,450	7,220,796	2,850,000	10,070,796	950,000	8,170,796

3.5 Notes to Pro-Forma Balance Sheet

1. This is an unaudited Pro-forma Balance Sheet assuming this Prospectus is fully subscribed. A fully subscribed Prospectus will raise a total of $3 million before Offer Costs.

2. This is an unaudited Pro-forma Balance Sheet assuming only the Minimum Subscription is reached under this Prospectus. The Minimum Subscription under this Prospectus is $1 million.

3.6 Effect on capital structure

The effect of the Offer on the capital structure of Viralytics Limited is set out below:

	$3 million (maximum) capital raising	**$1 million (minimum) capital raising**
Shares on issue at the date of this Prospectus	302,138,460	302,138,460
Existing Options at the date of this Prospectus	18,570,000	18,570,000
New Options offered under this Prospectus	302,138,460	100,000,000
Total number of Shares if New Options are allotted and exercised	604,276,920	402,138,460
Amount to be raised under the Issue (before Offer Costs)	$3 million	$1 million
Market capitalisation of Shares prior to Offer	approx. $10.6million	approx. $10.6million
Further amount which may be raised by 29 June 2010 if all New Options are exercised at the Exercise Price to acquire Shares	approx. $12.1 million	approx. $4.0 million

NB. If all the New Options under the Offer are applied for and then subsequently exercised at the Exercise Price an additional $12.1 million will be raised (Additional Funding). There is no guarantee all or any of the New Options will be exercised prior to expiry.

4 RISK FACTORS

4.1 General market risks

Shareholders should be aware that the market price of the Viralytics' securities may be influenced by a number of factors. General movements in local and international stock markets, exchange rates, prevailing economic conditions, investor sentiment and interest rates could all affect the market price of the Company's securities. These risks apply generally to any investment on the stock market.

In addition to the general risks associated with investing in the stock market, there are risks specific to investing in any particular entity. If in doubt about the general or specific risks associated with the Company's securities, you should seek advice from your professional advisers.

Offer speculative

The New Options offered under this Prospectus should be regarded as speculative due to the inherent risks associated with the Company's activities. Neither the Company nor the Directors warrant the future performance of the Company or any investment made pursuant to this Prospectus. An investment in the New Options offered by this Prospectus should be considered speculative.

The Directors recommend that Shareholders and potential investors examine the contents of this document together with previous ASX disclosures and public documents of the Company, including its most recent audited financial statements, and rely on advice of their professional advisers before deciding whether or not to apply for New Options pursuant to this document. The following summary, which is not exhaustive, represents some of the major risk factors which potential investors need to be aware of.

Options

The market price of options are dependant on a number of factors including time to expiry, underlying share price, option strike price and underlying share price volatility. Option prices can rise and fall, and at any given time options can be "in the money" or "out of the money". Options can expire with no value. Investors should be aware that an option may return little or none of its original investment value.

4.2 Company Specific Risks

Future capital requirements

There can be no guarantees that the funds raised through the Offer will be sufficient to successfully achieve all the objectives of the Company's overall business strategy. It is likely that the Company will need significant additional capital to fund its ongoing product and technology development programs. If the Company is unable to use debt or equity to fund expansion after the substantial exhaustion of the net proceeds of the Offer there can be no assurances that the Company will have sufficient capital resources for that purpose, or other purposes, or that it will be able to obtain additional resources on terms acceptable to the Company or at all.

Viralytics may seek to obtain funding by issuing additional shares, borrowing money or entering into collaborative agreements. Any additional equity financing may be dilutive to Shareholders and any debt financing if available may involve restrictive covenants, which may limit the Company's operations and business strategy.

The Company's failure to raise capital if and when needed could delay or suspend the Company's business strategy and could have a material adverse effect on the Company's activities.

Retention of key personnel and contract researchers

Because of the specialised nature of Viraltyics' business, the Company is highly dependent upon qualified, scientific, technical and managerial personnel. There is significant competition for qualified personnel in Viralytics' business.

Viralytics may not be able to attract and retain the qualified personnel necessary for the development of its business. The loss of the services of existing personnel, as well as the failure to recruit additional key scientific, technical, managerial and other personnel in a timely manner could harm the Company's R&D and its business.

Development stage products not approved for commercial sale

Viralytics' oncolytic viruses are in R&D. The Company has not generated any product sales and product revenues are likely to be years away. The Company's products will require significant additional research and development, including extensive pre-clinical and clinical testing and regulatory approval prior to commercial use. There are many reasons why initially promising products fail to be successfully commercialized. Clinical trials may be suspended for safety or efficacy reasons. Even if research and development efforts are successful, there is no guarantee that products will obtain regulatory approval or be manufactured in commercial quantities at reasonable costs.

Intellectual Property

Viralytics' intellectual property rights, which it relies on to protect the technology underlying its research and future products, may not be adequate. This could enable third parties to use the Company's technology or very similar technology and thereby reduce Viralytics' ability to compete in the market. The Company's success depends on its ability to obtain, protect and enforce patents on its technology and its ability to protect its trade secrets. There is no guarantee that any patents Viralytics owns or licenses will afford meaningful protection for its technology and products. Others may challenge the Company's patents or the patents of the Company's licensors. As a result, these patents could be narrowed, invalidated or rendered unenforceable. In addition, current and future patent applications on which Viralytics depends may not result in the issuance of patents in Australia, the US or other countries.

Clinical trials

Clinical trials are very costly and time-consuming. The results of pre-clinical or early stage clinical trials are not necessarily predictive of safety or efficacy, and later stage clinical trials may fail to show desired safety and efficacy. At any time the Company, the FDA or other regulatory authorities may suspend or terminate clinical trials. There is no guarantee that adequate numbers of patients can be recruited for clinical trials. Other unforeseen developments could prevent of delay completion of clinical trials or increase the Company's costs.

Regulatory approval

The research, development, manufacture, marketing and sale of products using Viralytics' technology are subject to varying degrees of regulation by a number of government authorities in Australia and overseas including but not limited to the FDA.

Products developed using Viralytics' technology must undergo a comprehensive and highly regulated development and review process before receiving approval for marketing. The process includes the provision of clinical data relating to the quality, safety and efficacy of the products for their proposed use.

Furthermore, any of the products utilising Viralytics' technology may be shown to be unsafe, non-efficacious, difficult or impossible to manufacture on a large scale, uneconomical to market, compete with superior products marketed by third parties or not be as attractive as alternative treatments.

Dependence on third-party collaborators

The Company may pursue collaborative arrangements with pharmaceutical and biotech companies, academic institutions or other partners to complete development and commercialize its products. Third party collaborators may be asked to assist with funding or performing clinical trials, manufacturing, regulatory approvals or product marketing. If the Company is unable to find a partner, Viralytics would be required to develop and commercialize its products at its own expense. Self-funding may limit the number of product candidates and strain the Company's internal resources.

Competition

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Viralytics' products may compete with existing alternative treatments that are already available to customers. In addition, a number of companies, both in Australia and abroad, may be pursuing the development of products that target the same conditions that Viralytics is targeting. Some of these companies may have, or develop, technologies superior to Viralytics' own technology.

Some competitors of Viralytics may have substantially greater financial, technical and human resources than Viralytics does. In addition, academic institutions, government agencies, and other public and private organisations conducting research may seek intellectual property protection with respect to potentially competitive products or technologies. These organisations may also establish exclusive collaborative or licensing relationships with Viralytics' competitors. Viralytics is also dependent upon its ability and the ability of third party collaborators or licensees, to sell and market its products and to develop and commercialise products based on Viralytics' technology.

Operating losses and negative cash flow

Due to the cost of its development programs, clinical trials, and to a lesser extent, general administrative expenses, Viralytics expects to continue to incur operating losses unless and until the Company can enter into a suitable trade sale, licensing or collaboration agreement with a third party. There is no guarantee that the Company can successfully develop, manufacture and commercialize any products, or achieve positive cash flow or profitability or that a suitable licensing or collaboration agreement will ever be entered.

IDAL Investment and Guarantee

Further details of Viralytics investment in IDAL are contained in section 2.7. Viralytics and the Australian Technology Innovation Fund Limited, jointly and severally, guarantee the performance of the obligations of IDAL in the licence agreement between Canon Inc and IDAL. The guarantee includes, without limitation, the grant of the exclusive licence of the patents to Canon and the refund of the initial upfront fee of US$1 million to Canon in case of a material breach of the licence agreement by IDAL.

5 ACTION REQUIRED BY ELIGIBLE SHAREHOLDERS

Important Notice

The Offer is non-renounceable which means that if Shareholders do not take up all of their Entitlement, their unaccepted Entitlement will lapse. Shareholders wishing to participate should either accept their Entitlement, in whole or in part, as outlined below. Eligible Shareholders do not need to take up their full Entitlement, although their proportional interest in the Company will be diluted if they choose not to do so.

5.1 New Share Entitlement

All persons registered as Eligible Shareholders on the Record Date will receive an Entitlement of 1 New Option for every 1 Share held on that date. The number of New Options to which you are entitled is shown on the Entitlement and Acceptance Form.

5.2 Issue Price

The Issue Price of New Options is 1 cent per New Option.

5.3 Entitlement and Acceptance Form

Each Prospectus sent to an Eligible Shareholder will include a personalised Entitlement and Acceptance Form.

5.4 Action required

If you wish to take up some or all of your Entitlement and apply for Top Up Options

Complete the accompanying personalised Entitlement and Acceptance Form in accordance with the instructions on the Entitlement and Acceptance Form. If you have applied to take up all of your Entitlement to New Options, you may apply for Top Up Options by completing the relevant section on the Entitlement and Acceptance Form.

Forward your completed Entitlement and Acceptance Form together with your cheque or bank draft for the amount shown on the form, to the following address to be received **no later than 5 pm AEST on 27 May 2009.**

Viralytics Ltd
PO Box 1045
Pymble Business Centre
Pymble NSW 2075

Cheques must be made payable to Viralytics Limited - Rights Issue Account and crossed 'Not Negotiable'.

Direct Deposit Option – Alternatively, you can pay the application money using Direct Deposit in accordance with the instructions on the Entitlement and Acceptance Form accompanying this Prospectus. If you do so, you do not need to complete and return the Entitlement and Acceptance Form.

5.5 Entitlements not accepted

If you decide not to accept all or part of your Entitlement, your unaccepted Entitlement will lapse. It is important that you take action to accept your Entitlement in accordance with the above instructions to avoid it lapsing and your shareholding being diluted by the issue of New Options under the Offer.

5.6 Taxation considerations

General information only

It is your responsibility to satisfy yourself of the particular taxation treatment that applies to you by consulting your own professional tax advisor on your specific circumstances before taking up your Entitlements to New Options.

Taxation consequences on your particular circumstances

Neither Viralytics Limited nor any of its officers, employees, agents and advisors accept any liability or responsibility in respect of the taxation consequences resulting from an investment in New Options or dealing with an Entitlement in this Issue.

You should seek your own professional taxation advice.

5.7 Enquiries

If you have any questions concerning your Entitlement or the Offer, you should contact the Company on (02) 9499 3200, or your stockbroker, financial or other professional adviser.

6 ADDITIONAL STATUTORY INFORMATION

6.1 Rights and Liabilities Attaching to New Options

- The New Options will expire at 5.00pm AEST on 29 June 2010 (**Expiry Date**). New Options not exercised on that date shall lapse.
- There is no obligation to exercise the New Options.
- The Exercise Price or number of New Options issued may be changed in accordance with Listing Rule 6.22 or any amendment of that Rule from time to time.
- In the event of any reconstruction (including a consolidation, sub-division, reduction or return) of the issued capital of the Company, the rights of the New Option holder will be changed to the extent necessary to comply with the Listing Rules applying to a reorganisation of capital at the time of the reorganisation.
- A New Option has no right to participate in a new issue of shares unless that option has been exercised.
- To exercise a New Option, the holder must complete and execute a Notice of Exercise of Option in the form that will be forwarded to all New Option holders following allotment, and must lodge the completed notice and payment of the Exercise Price at the Company's registered office or otherwise directed at any time prior to the Expiry Date.
- The Exercise Price of each new Option will be 4 cents.
- Shares issued on exercise of the New Options will rank equally in all respects with other Shares on issue. The rights and liabilities attaching to the Shares issued upon exercise of the New Options are set out below.
- The Company will apply for Official Quotation by the ASX of the Shares issued upon exercise of the New Options within 3 Business Days of allotment of the Shares.

6.2 Rights and Liabilities Attaching to Shares

A summary of the rights which relate to Shares is set out below. This summary does not purport to be exhaustive or constitute a definitive statement of the rights and liabilities of the Company's shareholders. Full details of the rights attaching to the Shares are set out in the Constitution of the Company, a copy of which can be inspected at the Company's registered office during normal business hours.

- Subject to any special rights or restrictions for the time being attached to any class or classes of Shares in the Company (at present there are none), at a general meeting every Shareholder present in person or by proxy, representative or attorney will have a vote on a show of hands and, on a poll, one vote for each share held.
- Each Shareholder will be entitled to receive notice of, and to attend and vote at, general meetings of the Company and to receive all notices, accounts and other documents required to be furnished to Shareholders under the Constitution or the Corporations Act.
- The Board may from time to time determine that a dividend is payable to Shareholders. The dividend is (subject to the rights of, or any restrictions on, the holders of Shares created or raised under any special arrangement as to dividend) payable on all Shares pro rata to the total amount for the time being paid, but not credited as paid, in respect of the Shares as a proportion of the total of the amounts then paid and payable thereon, excluding amounts credited, and may be paid at a rate per annum in respect of a

specified period provided that no amount paid on a share in advance of calls is to be treated as paid on that share.

- If the Company is wound up, whether voluntarily or otherwise, the liquidator may divide among all or any of the contributories as the liquidator thinks fit in specie or in kind any part of the assets of the Company, and may vest any part of the assets of the Company in trustees upon any trusts for the benefit of all or any of the contributories as the liquidator thinks fit.

- Without prejudice to any special rights conferred on the holders of any Shares, and subject to the Listing Rules, any share in the capital of the Company may be issued with preferred, deferred or other special rights, obligations or restrictions, whether in regard to dividends, voting, return of share capital, payment of calls or otherwise, as the Board may from time to time determine.

- The rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound up, and subject to the Listing Rules, be varied with the consent in writing of members with at least 75% of the votes in the class, or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

- As the Company participates in CHESS, the SCH Business Rules govern the transfer of shares including market settlement and securities transfer and registration.

- The Constitution of the Company can only be amended by a special resolution, passed by at least three quarters of the votes cast by Shareholders entitled to vote on the resolution, at general meeting. At least 28 days' written notice specifying the intention to propose the resolution as a special resolution must be given.

7 FINANCIAL INFORMATION

This financial information section consists of reviewed Income Statement, Balance Sheet and Statement of Cash Flow for the half year ended 31 December 2008 and the audited Income Statement, Balance Sheet and Statement of Cash Flow for the year ended 30 June 2008 and complies with the measurement recognition rules of the Australian Accounting Standards. The accounting policies adopted are detailed in the notes to the financial statements included in the finance report section of the Company's Annual Report and are consistent with those of the previous financial year and interim reporting period except as disclosed in the notes.

VIRALYTICS LIMITED INCOME STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2008 AND FOR THE YEAR ENDED 30 JUNE 2008

	Reviewed December 2008 $	**Audited June 2008 $**
Interest Income from third parties	60,225	153,650
Profit on Sale of Investments	-	201,277
Total Income	60,225	354,927
Research, Development and Clinical Development	(1,011,742)	(1,837,676)
Staff Costs	(440,840)	(761,982)
Other working capital	(410,806)	(602,045)
Intellectual property	(88,197)	(305,741)
Interest and other costs of finance paid	(3,008)	(6,916)
Amortisation of intangibles	(191,178)	(382,356)
Depreciation expense	(69,771)	(139,336)
Total Expenses	(2,215,542)	4,036,052
(Loss) from ordinary activities before income tax	(2,155,317)	(3,681,125)
Income tax expense	-	-
(Loss) from ordinary activities after income tax	(2,155,317)	(3,681,125)
Basic earnings/(loss) per share (cents per share)	(0.8 cents)	(1.4 cents)
Diluted earnings/(loss) per share (cents per share)	(0.8 cents)	(1.4 cents)

VIRALYTICS
BALANCE SHEETS
AS AT 31 DECEMBER 2008 AND 30 JUNE 2008

	Reviewed December 2008 $	Audited June 2008 $
ASSETS		
Current Assets		
Cash and cash equivalents	1,683,808	2,847,258
Trade and other receivables	140,583	131,995
Total Current Assets	1,824,391	2,979,253
Non-Current Assets		
Plant and equipment	243,347	313,118
Financial Assets	1,200,000	1,200,000
Investments accounted for using the equity method	-	-
Intangible assets	4,565,352	4,667,174
Security Deposit	16,500	16,500
Total Non-Current Assets	6,025,199	6,196,792
TOTAL ASSETS	7,849,590	9,176,045
LIABILITIES		
Current Liabilities		
Trade and other payables	628,794	481,595
Total Current Liabilities	628,794	481,595
TOTAL LIABILITIES	628,795	481,595
NET ASSETS	7,220,796	8,694,450
EQUITY		
Issued capital	43,666,001	42,997,901
Reserves	1,117,563	1,104,000
Accumulated losses	(37,562,768)	(35,407,451)
TOTAL EQUITY	7,220,796	8,694,450

VIRALYTICS LIMITED
STATEMENT OF CASH FLOWS
FOR THE HALF YEAR ENDED 31 DECEMBER 2008
AND YEAR ENDED 30 JUNE 2008

	Reviewed December 2008 $	Audited June 2008 $
Cash flows from Operating Activities		
Payments to suppliers and employees	(1,840,678)	(3,497,256)
Interest Received	60,225	153,650
Finance Costs	(3,008)	(6,916)
R&D Tax Refund	-	357,269
Net cash provided by/(used in) operating activities	(1,783,461)	(2,993,253)
Cash flows from Investing Activities		
Proceeds from disposal of Investment in Analytica Limited	-	897,600
Purchase of Plant and equipment	(7,311)	(18,044)
Acquisition of Intellectual Property	(89,356)	-
Net cash provided (used in) investing activities	(96,667)	879,556
Cash flows from Financing Activities		
Proceeds from share issue	716,678	3,230,000
Cost of fund raising	-	(150,288)
Net cash provided by financing activities	716,678	3,079,712
Net increase/(decrease) in cash held	(1,163,450)	966,015
Cash at beginning of the financial period	2,847,258	1,881,243
Cash at the end of the financial period	1,683,808	2,847,258

8 MATERIAL AGREEMENT

8.1 Continuous reporting and disclosure obligations

This Prospectus is issued pursuant to section 713 of the Corporations Act as a prospectus for the offer of continuously quoted securities.

The Company is a 'disclosing entity' for the purposes of the Corporations Act and as such is subject to regular reporting and disclosure obligations. Specifically, as a listed company, Viralytics is subject to the Listing Rules which require continuous disclosure of any information the Company has to the ASX which a reasonable person would expect to have a material effect on the price or value of its Shares.

Copies of ASX announcements are available on the ASX website *www.asx.com.au* or the Company's website *www.viralytics.com*.

In addition, copies of documents lodged with ASIC in relation to the Company may be obtained from, or inspected at, an office of ASIC.

The Company will provide free of charge, to any person who requests it during the application period under this Prospectus, a copy of the Annual Report, a copy of the Company's Half-year Financial Report, and any continuous disclosure notices lodged by the Company from 20 October 2008 to the date of this Prospectus (being any continuous disclosure notices given since the lodgement of the Annual Report and before the lodgement of this prospectus), as listed in section 8.2 below.

The information in the Annual Report may be of interest to Shareholders and their financial advisers.

8.2 List of ASX Announcements

Date	Description
20/04/2009	IV breast prostate and melanoma trial dosage increase
30/03/2009	Viralytics strengthens US patent portfolio
20/03/2009	International Conference Presentation
13/03/2009	Placement of shares and Appendix 3B
04/03/2009	International Conference Presentation
20/02/2009	Half Year Results Summary
20/02/2009	Half Yearly Report and Accounts
10/02/2009	Head and Neck cancer trial 1st patient injected
30/01/2009	Appendix 4C – quarterly
21/12/2008	Share Purchase Plan results and Appendix 3B
19/12/2008	Stomach cancer EVATAK™ publication
16/12/2008	Appendix 3Y – P Molloy P Hopper
16/12/2008	Appendix 3B
12/12/2008	Brain Cancer Update
09/12/2008	Head and Neck clinical trial approved
08/12/2008	Share Purchase Plan
21/11/2008	Viriathus Research Report
21/11/2008	Final Director's Interest Notice – Professor Shafren

Date	Description
18/11/2008	Results of Meeting
18/11/2008	Presentation to Shareholders
18/11/2008	Chairman's Address to Shareholders
06/11/2008	Viralytics broadens IP portfolio
31/10/2008	Appendix 4C – quarterly
28/10/2008	Appointment of business development manager
24/10/2008	European patent granted
23/10/2008	Board and management restructure
20/10/2008	Annual Report to shareholders
20/10/2008	Notice of Annual General Meeting/Proxy Form

8.3 Key documents

The following is a summary of the agreements material to the Offer.

Applications and allotment

The Offer and subsequent allotment of New Options must be carried out in accordance with the timetable, the Prospectus, the Corporations Act, the Listing Rules, the constitution of the Company and any other applicable law.

9 ADDITIONAL INFORMATION

9.1 Consents and disclaimers of responsibility

Each of the Directors of Viralytics has consented to the lodgement of this Prospectus with ASIC.

McCullough Robertson has given, and has not withdrawn its written consent to being named as Lawyers to the Issue in the form and context in which it is named. McCullough Robertson has not caused or authorised the issue of this Prospectus and takes no responsibility for any part of this Prospectus.

Bentleys Brisbane Partnership, Chartered Accountants, has given, and has not withdrawn its written consent to being named as auditor for the Company in the form and context in which it is named. Bentleys Brisbane Partnership, Chartered Accountants has not caused or authorised the issue of this Prospectus and takes no responsibility for any part of this Prospectus.

Viriathus Holdings LLC, Viriathus Research LLC Series, a Delaware Series Limited Liability Company ('Viriathus') has given, and has not withdrawn its written consent to being named in this Prospectus in the form and context in which it is named and to the inclusion in the Prospectus of the statements in section 2.4 derived from the Viriathus report dated 19 November 2008. Viriathus has not caused or authorised the issue of this Prospectus and takes no responsibility for any part of this Prospectus.

9.2 Experts and advisers interests

Other than as set out below or elsewhere in this Prospectus, no expert or any firm in which any expert is a partner has, or has had in the two years before lodgement of this Prospectus, any interest in the promotion of, or in any property proposed to be acquired by Viralytics and no amounts, whether in cash or shares or otherwise, have been paid or agreed to be paid to any expert (or to any firm in which he or she is or was a partner) for services rendered by the expert or the firm in connection with the promotion, or was a director of Viralytics. No form of payment of any kind will be made or agreed to be made to any such expert or firm other than in cash.

McCullough Robertson has acted as Lawyers to the Issue and has performed certain work in relation to preparation of this Prospectus, for which a maximum amount of $35,000 exclusive of GST has been paid or has been agreed to be paid.

Bentleys Brisbane Partnership, Chartered Accountants has acted as auditor for the Company and has reviewed the Viralytics financial information and pro forma balance sheet for inclusion in the Prospectus, for which a maximum amount of $2,000 exclusive of GST has been paid or has been agreed to be paid.

9.3 Expenses of the Offer

All expenses connected with the Offer are payable by Viralytics, including legal fees, printing costs and other miscellaneous expenses. These expenses are estimated at maximum to be $150,000.

9.4 Interests of Directors

Shareholdings

As at the date of this Prospectus, the Directors of Viralytics, their associates or related parties have a relevant interest in the following shares and options in Viralytics:

Director	Shares	Options	Entitlement to New Options offered under this Prospectus
Mr Bryan Dulhunty	1,187,500 (indirect)	2,000,000	1,187,500
Mr Peter Molloy	-	3,000,000	-
Dr Phillip Altman	-	750,000	-
Mr Paul Hopper	-	3,000,000	-

The Directors reserve the right to take up their Entitlement to New Options offered under this Prospectus and to apply for Top Up Options.

Declaration

Other than set out above or elsewhere in this Prospectus:

- no Director or proposed Director of Viralytics, and no firm in which a Director or proposed Director of Viralytics is or was at the relevant time, or has had in the two years before the date of this Prospectus, any interest in the formation or promotion of, or in any property proposed to be acquired by Viralytics; and
- no amounts, whether in cash or shares or otherwise, have been paid or agreed to be paid to any Director or proposed Director of Viralytics (or to any firm in which he is or was a partner) either to induce him to become, or to qualify him as a Director, or otherwise for services rendered by him or by the firm in connection with the promotion or formation of Viralytics, or in connection with the offer of securities in Viralytics.

9.5 Privacy

Upon applying for New Options in the Company, Applicants will be required to provide personal information to Viralytics directly or its agents, such as name, address, telephone/fax numbers, tax file number and account details. The Company or its agents may collect, hold and use that personal information to assess Applications, provide facilities and services to Applicants and undertake appropriate administration. Access to information may be disclosed by the Company to its agents and service providers on the basis that they deal with such information in accordance with the *Privacy Act 1988* as amended. Applications which do not provide the information requested may not be processed. Under the *Privacy Act 1988* as amended, Applicants may request access to their personal information held by or on behalf of the Company by contacting it as set out in the Corporate Directory.

10 DIRECTORS' STATEMENT

The Directors report that, after due enquiry by them, they have not become aware of any circumstances which, in their opinion, will materially affect the assets and liabilities, financial position and performance, profits and losses or the prospects of Viralytics other than as disclosed in this Prospectus. The Directors have authorised the issue of this Prospectus.

Dated 22 April 2009

Signed for and on behalf of
Viralytics Limited
Bryan Dulhunty
Managing Director

11 DEFINITIONS

$	Australian dollars.
ABN	Australian Business Number.
Additional Funding	the sum of money raised from the New Option holders exercising the New Options at the Exercise Price prior to the Expiry Date. If all the New Options under the Offer are applied for and then subsequently exercised at the Exercise Price an additional $12.1 million will be raised.
AEST	Australian Eastern Standard Time, being the time applicable in Brisbane, Queensland, Australia.
Annual Report	The Annual Report of the Company for the financial year ended 30 June 2008 which includes audited financial statements for the financial year ended 30 June 2008 and the auditor's report which was lodged with ASX and ASIC on 20 October 2008.
Applicant	a person or entity who submits an Entitlement and Acceptance Form.
Application	an application to subscribe for New Options under this Prospectus.
Application Monies	the Issue Price multiplied by the number of New Options applied for.
ASIC	Australian Securities and Investments Commission.
ASTC	ASX Settlement and Transfer Corporation Pty Limited ABN 49 008 504 532.
ASX	ASX Limited ABN 98 008 624 691.
Board	the Board of directors of the Company.
Business Day	a day on which the ASX is open for trading.
CAVATAK™	means Viralytic's trade name for Coxsackievirus A21 (CVA21), a naturally occurring human virus.
cGMP	Current Good Manufacturing Practice: The regulated manufacturing procedures required in the United States to ensure quality and purity of a drug compound during production.
CHESS	Clearing House Electronic Subregister System, operated by ASTC.
Closing Date	the date on which the Offer closes, being 5pm (AEST) on 27 May 2009. This date may be varied without prior notice by the Company.
Company or Viralytics or VLA	Viralytics Limited ABN 12 010 657 351.
Conditions of Issue	the conditions on which the New Options are issued, as set out in this Prospectus.
Constitution	means the constitution of the Company.
Corporations Act	the Corporations Act 2001 (Cth).
Directors	the directors of Viralytics Limited.
Eligible Shareholders	eligible shareholders with registered addresses in Australia and New Zealand to whom the Offer will be made.
Entitlement	the right to subscribe for New Options at an Issue Price of 1 cent per New Option under the Offer.
Entitlement and Acceptance Form	a Shareholder's personalised Entitlement and Acceptance Form accompanying this Prospectus.
EVATAK™	means Viralytics' trade name for Echovirus type 1 (EV1), a naturally occurring human virus

Exercise Price	4 cents per New Option to acquire a Share.
Existing Options	the options over fully paid ordinary Shares in the Company that are already allotted to Shareholders which have not been exercised or have not expired yet. The Existing Options are not quoted on ASX.
Expiry Date	29 June 2010.
FDA	Food and Drug Administration (United States).
GDP	means gross domestic product.
GMP	Good Manufacturing Practice which is set by *Australian Code of Good Manufacturing Practice for Medicinal Products* (16 August 2002).
Half-year Financial Report	means the Company's half-year financial report for the six months ended 31 December 2008 which was lodged with ASIC and ASX on 20 February 2009.
ICAM-1	means intracellular adhesion molecule –1.
IND Application	investigational new drug application.
Issue	the allotment and issue of New Options pursuant to this Prospectus.
Issue Price	1 cent per New Option.
Listing Rules	the Listing rules of ASX.
Minimum Subscription	means $1 million in accordance with section 1.21.
New Options	means options issued under the Offer, which are options over ordinary shares.
Offer	the non-renounceable entitlement offer of approximately 302,138,460 New Options, made under this Prospectus to persons who are registered or entitled to be registered as a holder of Shares as at the Record Date, on the basis of 1 New Option for every 1 Share held at an Issue Price of 1 cent per New Option.
Offer Costs	direct costs of the Offer including fees paid to advisers and consultants and to providers of specific services to cover printing and postage costs.
Opening Date	8 May 2009.
R&D	research and development.
Record Date	5 May 2009.
SCH	Securities Clearing House.
Shareholder	any person holding Shares in the Company.
Shares	the existing fully paid ordinary shares in the Company.
Shortfall Options	pursuant to section 1.9, unallocated New Options the Board reserves the right to place within 3 months.
Solid Tumour	an abnormal mass of tissue that usually does not contain cysts or liquid areas which may be benign (not cancerous), or malignant (cancerous).
TGA	Therapeutic Goods Administration (Australia).
Top Up Options	extra New Options a Shareholder may apply for in excess of their Entitlement.

12 CORPORATE DIRECTORY

COMPANY

Viralytics Ltd
ABN 12 010 657 351

www.viralytics.com

REGISTERED OFFICE

McCullough Robertson
Level 11, 66 Eagle St
Brisbane, QLD 4001
Tel (02) 9499 3200
Fax (02) 9499 3300

DIRECTORS

Mr Paul Hopper - Chairman
Mr Bryan Dulhunty - Managing Director
Mr Peter Molloy - Non executive director
Dr Phillip Altman - Non executive director

COMPANY SECRETARY

Sarah Prince

LAWYERS

McCullough Robertson
Level 11 Central Plaza Two
66 Eagle Street
Brisbane QLD 4000
Tel (07) 3233 8888

www.mccullough.com.au

AUDITORS

Bentleys Brisbane Partnership
Chartered Accountants
Level 26, AMP Place
10 Eagle Street
Brisbane QLD 4000